# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Above Food Ingredients Inc., CIK 0001979484
CUSIP: 00373V100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2305 Victoria Avenue, Suite 001, Regina, Saskatchewan, Canada (Federal Level) (Z4), S4P 0S7
Date of event which requires filing of this statement: 08/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001469443

## Reporting persons
- Arcadia Biosciences, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,738,574; shared voting power 0; sole dispositive power 2,738,574; shared dispositive power 0; aggregate amount beneficially owned 2,738,574 (5.08% of the class)

## Item 1. Issuer
Name of issuer: Above Food Ingredients Inc.
Address of issuer's principal executive offices: 2305 Victoria Avenue, Suite 001 Regina, Saskatchewan S4P 0S7 Canada

## Item 2. Person Filing
Name of person filing: Arcadia Biosciences, Inc., a Delaware corporation ("Arcadia")
Address of principal business office or, if none, residence: 5950 Sherry Lane, Suite 215, Dallas, TX 75225
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,738,574 shares of common stock
Percent of class: 5.08%. The percent of class is based on the sum of (i) 51,191,848 shares of common stock outstanding as of May 2, 2025, as reported by Issuer on its Form 6-K filed with the Securities and Exchange Commission on May 23, 2025, plus (ii) the 2,738,574 shares of common stock owned by Arcadia.
Sole power to vote or to direct the vote: 2,738,574
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,738,574
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Arcadia Biosciences, Inc.: Thomas J. Schaefer, Thomas J. Schaefer, CEO (08/19/2025)